SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 22, 2018

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated March 22, 2018: Nokia has filed its annual Form 20-F for 2017 with the U.S. Securities and Exchange Commission and published its “Nokia in 2017” annual report

STOCK EXCHANGE RELEASE March 22, 2018

Nokia has filed its annual Form 20-F for 2017 with the U.S. Securities and Exchange Commission and published its “Nokia in 2017” annual report

Nokia Corporation
Stock Exchange Release
March 22, 2017 at 19:45 (CET +1)

Nokia has filed its annual Form 20-F for 2017 with the U.S. Securities and Exchange Commission and published its “Nokia in 2017” annual report

Espoo, Finland — Nokia has today filed its annual Form 20-F for 2017 with the U.S. Securities and Exchange Commission. Additionally, Nokia has published its “Nokia in 2017” annual report, which includes audited financial statements, the annual review by the Board of Directors and Nokia’s corporate governance statement.

The Form 20-F and “Nokia in 2017” reports will be available in PDF format at http://www.nokia.com/en_int/investors/results-and-reports, along with Nokia’s past quarterly and annual financial reports. Shareholders may request a hard copy of the reports free of charge through Nokia’s website. The corporate governance statement is available also at http://www.nokia.com/en_int/investors/corporate-governance.

About Nokia

We create the technology to connect the world. Powered by the research and innovation of Nokia Bell Labs, we serve communications service providers, governments, large enterprises and consumers, with the industry’s most complete, end-to-end portfolio of products, services and licensing.

Nokia is enabling the infrastructure for 5G and the Internet of Things, and shaping the future of technology to transform the human experience. www.nokia.com

Media Enquiries:
Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Minna Aila, Vice President, Corporate Affairs

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2018	Nokia Corporation

	By:	/s/ Jussi Koskinen
		Name:	Jussi Koskinen
		Title:	Vice President, Corporate Legal